Structured Investments

Filed Pursuant to Rule 433
October 23, 2006
Relating to Registration Statement No. 333-131266

GLOBAL MEDIUM-TERM NOTES, SERIES F
SENIOR FLOATING RATE NOTES

CMS LINKED ACCRUAL NOTES DUE 2016

YOU SHOULD ACCESS AND READ THE IMPORTANT DOCUMENTATION AVAILABLE
AT THE FOLLOWING HYPERLINKS:

Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a Prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus dated January 25, 2006 and the Prospectus Supplement dated January 25, 2006 in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Morgan Stanley” as a search term. Alternatively, the issuer or any underwriter or dealer participating in the offering will arrange to send you the Prospectus, Prospectus Supplement and final Pricing Supplement (when available) if you request it by calling your Morgan Stanley Financial Advisor, such other underwriter or dealer or toll-free 1-866-718-1649.

CMS Linked Accrual Notes due 2016

Summary

Interest

For the period from and including the original issue date for the notes to but excluding November 10, 2009, interest on the notes will be payable semi-annually at a fixed rate of 7.55% per annum.

For the period from and including November 10, 2009 to but excluding the maturity date, interest, if any, will be payable semi-annually at a variable rate equal to (a) 7.55% per annum times (b) a fraction, the numerator of which is the number of calendar days in the interest payment period on which 10 Year CMS less 2 Year CMS is equal to or greater than zero and the denominator of which is the total number of calendar days in the interest payment period.

Call Feature

Beginning November 10, 2009 and on each May 10 and November 10 thereafter, we will have the right to redeem all of these notes and pay to you 100% of the par value of the notes plus any accrued and unpaid interest to but excluding the redemption date. If we decide to redeem the notes, we will give you notice at least five business days before the redemption date specified in the notice.

The basic features of these notes are described in the sections of the Prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and Prospectus Supplement called “Description of Notes,” subject to and as modified by the provisions described below.

General Terms

Issuer: Morgan Stanley	Principal protection: 100% at Maturity
Issue price: 100%	Principal amount: $50,000,000. We may increase the aggregate principal amount of the notes prior to the original issue date but are not required to do so.
Settlement date (original issue date): November 10, 2006	Maturity date: November 10, 2006
Pricing date: October 23, 2006	Business day: New York
Interest: See “Interest” below	Call feature: See “Redemption” below
CUSIP: 61745EUD1	Denominations: $1,000 / $1,000
Proceeds to company: 100%	Underwriter’s discounts and commissions: 0.00%
Payment currency: USD	Agent: Morgan Stanley & Co. Incorporated
Calculation agent: Morgan Stanley Capital Services Inc.	Trustee: The Bank of New York (as successor to JPMorgan Chase Bank, N.A.)
Book-entry or certificated note: Book-entry	Senior note or subordinated note: Senior

Redemption

Redemption percentage at redemption date: 100%	Redemption dates: November 10, 2009 and each May 10 and November 10 thereafter.

CMS Linked Accrual Notes due 2016

Interest

Interest accrual date:	November 10, 2006
Interest payment period:	Semi-annually
Interest rate:

For the period from and including the original issue date to but excluding November 10, 2009, 7.55% per annum.

For the period from and including November 10, 2009 to but excluding the maturity date, the interest rate shall be determined as follows: (x) 7.55% per annum times (y) N/ACT (calculated on an actual/actual day count basis); where

“N” = the total number of calendar days in the applicable interest payment period on which 10 Year CMS less 2 Year CMS is equal to or greater than zero (“accrual days”); and

“ACT” = the total number of calendar days in the applicable interest payment period.

For the purpose of calculating the value of “N”, for each calendar day in an Interest payment period that is not a U.S. Government Securities Business Day, the level of 10 Year CMS and 2 Year CMS will revert to the respective settings on the previous U.S. Government Securities Business Day.

Interest payment dates:

Each May 10 and November 10, beginning May 10, 2007; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day but no adjustment will be made to the interest payment period or to any interest payment made on any succeeding business day.

2 Year CMS:

The 2 -Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time. See also “Rate Cut-off”.

10 Year CMS:

The 10 -Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time. See also “Rate Cut-off”.

CMS Rate Fallbacks:

If on any day the 2 Year CMS or 10 Year CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 2 year or 10 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

Rate cut-off:

Years 4-10: 2 Year CMS and 10 Year CMS for any day from and including the fifth U.S. Government Securities Business Day prior to the related interest payment date for any interest payment period shall be the 2 Year CMS rate and 10 Year CMS rate, respectively, as in effect on such fifth U.S. Government Securities Business Day prior to such interest payment date.

Day count:	Actual/actual
U.S. Government Securities Business Day:	Any day except for a Saturday, Sunday or a day on which The Bond Market Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

CMS Linked Accrual Notes due 2016

Historical Information

     The following graph sets forth the Levels of (i) 10 Year CMS less 2 Year CMS (the “Spread”), (ii) 2 Year CMS and (iii) 10 Year CMS, each for the period from July 7, 2000 to October 23, 2006. The historical performance of 2 Year CMS and 10 Year CMS should not be taken as an indication of their future performance. We cannot give you any assurance that 2 Year CMS less 10 Year CMS will be equal to or greater than zero on any day of any interest payment period commencing on or after November 10, 2009. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

CMS Linked Accrual Notes due 2016

Risk Factors

     The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

     If 2 Year CMS is greater than 10 Year CMS during any interest payment period commencing on or after November 10, 2009, so that there are no accrual days within that interest payment period, we will not pay any interest on the notes for that interest payment period and the market value of the notes may decrease.

     It is also possible that 2 Year CMS will be greater than 10 Year CMS for so many days during any interest payment period commencing on or after November 10, 2009 that the interest payment for that interest payment period will be less than the amount that would be paid on an ordinary debt security and may be zero. To the extent that 2 Year CMS remains greater than 10 Year CMS, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

     The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

     2 Year CMS and 10 Year CMS for the last five U.S. Government Securities Business Day of an interest payment period will be the 2 Year CMS or 10 Year CMS, as applicable, on such fifth U.S. Government Securities Business Day immediately prior to the related interest payment date.

     Because 2 Year CMS and 10 Year CMS for the last five U.S. Government Securities Business Day of an interest payment period will be the 2 Year CMS or 10 Year CMS, as applicable, on such fifth U.S. Government Securities Business Day immediately prior to the related interest payment date, if 2 Year CMS is greater than 10 Year CMS on such fifth U.S. Government Securities Business Day, you will not receive any interest in respect of those five days even if 2 Year CMS as actually calculated on any of those days were less than, or equal to, 10 Year CMS on the relevant day.

The notes will not be listed

     The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Morgan Stanley & Co. Incorporated (“MS & Co.”) currently intends to act as a market maker for the notes but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices

     Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

CMS Linked Accrual Notes due 2016

Tax Treatment

General Information: Tax Considerations

     We intend to treat the notes as debt obligations that are not subject to the Treasury regulations governing debt instruments with contingent payments. Accordingly, stated interest paid on the notes will be taxable to a U.S. investor as described in “Tax Consequences to U.S. Holders — Notes — Payments of Stated Interest” of the accompanying prospectus supplement. Upon the sale, exchange or retirement of a note, a U.S. investor will recognize taxable gain or loss as described in “Tax Consequences to U.S. Holders — Notes — Sale, Exchange or Retirement of the Notes” of the accompanying prospectus supplement.

     If you are a non-U.S. investor, please read the section of the accompanying prospectus supplement called “United States Federal Taxation Tax Consequences to Non-U.S. Holders.” Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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